July 9, 2010

Mr. Andrew Mew
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	SEC Comment Letter
ZBB Energy Corporation
Commission File No. 001-33540

Dear Mr. Mew:

We are requesting a 10 day extension for our response to the staff’s letter dated June 25, 2010, regarding Form 10-K/A for the fiscal year ended June 30, 2009 filed February 12, 2010 and Form 10-Q for the quarterly period ended March 31, 2010 filed by ZBB Energy Corporation (the “Company”).

Please call me directly at (262) 253-9800 x114 should you have any questions regarding this request.

Sincerely,

/s/  Scott W. Scampini

Scott W. Scampini, Chief Financial Officer